June 16, 2020

Via Email and the EDGAR System

United States Securities and Exchange Commission

Washington D.C., 20549-7010

Attention: Scott Anderegg

Re:	Pelican Delivers, Inc. Registration Statement on Form S-1 Filed February 11, 2020 File No. 333-236368

Dear Mr. Anderegg:

I write on behalf of Pelican Delivers, Inc. (the “Company”) in response to Staff’s letter of March 5, 2020, sent by the Division of Corporate Finance, Office of Trade & Services of the United States Securities and Exchange Commission (the “Commission”), regarding the above-referenced Registration Statement on Form S-1, filed February 11, 2020 (the “Comment Letter”).

Paragraph numbering used for each response corresponds to the numbering used in the Comment letter.

Form S-1 Filed February 11, 2020

Prospectus Cover Page, page 2

1. We note your disclosure that selling shareholders may sell their shares at fixed prices, at prevailing market prices at the time of sale, at varying prices or at negotiated prices. We note that your shares will not be quoted on an existing trading market when you go effective for purposes of conducting an at the market offering under Rule 415. Your prospectus should therefore be revised to set a fixed price at which the selling shareholders will offer and sell their shares until the common stock becomes quoted on the OTC Bulletin Board, the OTCQX, the OTCQB or listed on a securities exchange and thereafter at prevailing market prices or privately negotiated prices. See Schedule A, Item 16, of the Securities Act and Item 501(b)(3) of Regulation S-K. Please make the appropriate revisions on the front cover page of the prospectus, summary and plan of distribution sections.

In response to this comment, the Company has revised its disclosure on page 2 of the Prospectus Cover Page to set a fixed price of $2 at which the selling shareholders will offer and sell their shares until the common stock becomes quoted on the OTC Bulletin Board, the OTCQX, the OTCQB or listed on a securities exchange and thereafter at prevailing market prices or privately negotiated prices. This edit has been redlined for your convenience in our updated S-1/A attached hereto.

Prospectus Summary

The Company, page 4

2. Please prominently disclose that your auditors have raised substantial doubt as to your ability to continue as a going concern. In addition, please disclose that your status as a development stage company, means that you have no or limited active business operations, no revenues, and no significant assets. Further, please disclose the amount of funding you will need to raise over the next 12 months to continue in business.

In response to this comment, the Company has revised its disclosure on page 4 of the Prospectus Summary to prominently emphasize that its auditors have raised substantial doubt as to its ability to continue as a going concern. In addition, we have edited our disclosure to explain that our status as a development stage company means that we have no or limited active business operations, no revenues, and no significant assets, as well as to provide the amount of funding we will need to raise over the next 12 months in order to continue in business. These edits have been redlined for your convenience in our updated S-1/A attached hereto.

Selling Shareholders, page 5

3. In accordance with Item 507 of Regulation S-K, please provide for each selling shareholder its, his or her relationship to the registrant within the last three years and the amount and (if one percent or more) the percentage of the class to be owned by such selling shareholder after completion of the offering.

In response to this comment, the Company has revised its disclosure on page 5 under Selling Shareholders to identify the relationship of each Selling Shareholder to the registrant within the last three years, and the amount and percentage of the class of shares to be owned by each such selling shareholder after completion of the offering. These edits have been redlined for your convenience in our updated S-1/A attached hereto.

Emerging Growth Company Status, page 6

4. We note your disclosure here that you are choosing to "opt out" of the extended transition period for complying with any new or revised financial accounting standards. However, the box indicating the election not to use the extended transition period on the front page of Form S-1 is not marked. Please reconcile your disclosures.

In response to this comment, the Company has revised its disclosure on page 6 to delete its statement that it has chosen to opt out of the extended transition period for complying with any new or revised financial accounting standards. This edit has been redlined for your convenience in our updated S-1/A attached hereto.

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Risk Factors, page 7

5. Please include a risk factor discussing the risks to investors relating to the officers and directors owning a majority of your common stock. For example, disclose that their voting control allows them to elect all board members and control the company's management and affairs. In addition, in the second risk factor on page 14, please disclose the number of hours per week that your officers and directors are likely to devote to your business, or state that you do not know how much time your officers and directors are likely to devote to your business.

In response to this comment, the Company has added a risk factor on page 14 discussing the risks to investors relating to the officers and directors owning a majority of its common stock. In addition, the Company has modified the second risk factor on page 14 to disclose the number of hours per week that its officers and directors are likely to devote to the business. These edits have been redlined for your convenience in our updated S-1/A attached hereto.

Use of Proceeds for the Sale of Company Shares, page 19

6. It appears that you have no specific plan for your use of proceeds. Please revise your disclosure to discuss the principal reasons for the offering. Please refer to Item 504 of Regulation S-K.

In response to this comment, the Company has added a discussion of its principal reasons and a more detailed intended use of the proceeds of this offering on page 19 under Use of Proceeds for the Sale of Company Shares. These edits have been redlined for your convenience in our updated S-1/A attached hereto.

Description of Business Overview, page 25

7. According to your disclosure in this section, you own and operate an online, web-enabled, mobile application cannabis delivery system. However, your risk factor disclosure refers to your "proposed delivery application" and the fact that you are "licensing a new technology which has not been fully tested and released to the public." Please ensure that your disclosure reflects the present status of your operations. In this regard, as it appears that you are still in the developmental stage of your operation, please revise your disclosure to discuss in more detail the steps needed to develop and complete your business and marketing plan, including quantifying the estimated cost for each step needed to develop and complete your plan. Additionally, since your offering is a best efforts offering with no minimum, you should explain how the money you raise will be spent if you raise less than the full amount, including whether you would simply slow or stop progressing through your plan in order to reduce your costs to match the funds raised, whether certain steps in your plan would receive priority over others, and whether and at what point you would seek funds from other sources.

In response to this comment, the Company has clarified its discussion as well as the referenced risk factor to make clear that its operations have in fact begun and that it is currently providing its services through its patented process and its operational online and mobile software system. Details of these edits are found throughout the Risk Factors Section as well as in the Description of Business Section. The Company has also added disclosure to explain how the money raised will be spent if less than the full amount is obtained in the section on use of proceeds (see item 6). These edits have been redlined for your convenience in our updated S-1/A attached hereto.

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Revenue Model, page 27

8. We note that you will be charging four service fees. Please clarify your disclosure to state whether you have contracted with any dispensaries and/or drivers under your revenue model. In this regard, we note that your two largest shareholders own and operate dispensaries. Please discuss the commercial relationship between the Company and Better Buds.

In response to this comment, the Company has clarified its disclosure under the Revenue Model Section on page 27 to describe its contracts with dispensaries and drivers as well as its commercial relationship with Better Buds. These edits have been redlined for your convenience in our updated S-1/A attached hereto.

Exhibits

9. Please file as exhibits the subscription agreement and legal opinion. Refer to Item 601(b) of Regulation S-K.

In response to this comment, the Company has added as exhibits the subscription agreement and legal opinion as requested. We have also added the Master Services Agreement with Shine Management entered into following our initial filing for the engagement of our new CFO. These additions have been added for your convenience to our updated S-1/A attached hereto.

General

10. Please update your financial statements pursuant to Rule 8-08 of Regulation S-X. Update the associated financial information in applicable sections of the filing as appropriate.

In response to this comment, the Company has updated its financial statements pursuant to Rule 8-08 of Regulation S-X. The Company has also updated its associated financial information in applicable sections of the filing as appropriate. These edits have been redlined for your convenience in our updated S-1/A attached hereto.

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Finally, please note that we have added information throughout the filing regarding our new principal accounting officer and CFO, Debra R. Hoopes, who was added to our management team following our initial S-1 filing, as well as other information that updates our previous business disclosures.

Sincerely,

/s/ David Comeau

David Comeau

Pelican Delivers, Inc.

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